Exhibit 99.10

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel. : + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel. : + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tel. : + 33 (0) 1 47 44 55 38

Alexandre de JOYBERT

Tel. : + 33 (0) 1 47 44 61 41

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital € 5 944 195 400

Registered in Nanterre

RCS 542 051 180

www.total.com

Total discovers oil in deep offshore Ivory Coast

Paris, April 17, 2014 – The Total-operated Saphir-1XB exploration well on Block CI-514 proved the presence of liquid hydrocarbons in the deep offshore west of Ivory Coast.

“Drilled in an abrupt margin play, this first well is the first discovery in the San Pedro Basin, a frontier exploration area in Ivory Coast,” commented Marc Blaizot, Senior Vice President, Exploration at Total. “Having confirmed the presence of a petroleum system containing light oil, we will next evaluate this very promising find and focus on its extension to the north and east.”

Lying in 2,300 meters of water, Saphir-1XB is the first well in Block CI-514. It was drilled to a total depth of 4,655 meters, encountering around 40 meters of net pay containing light 34° API oil, in a series of 350 meters of reservoirs.

The data acquired during drilling are being analyzed and will be used to determine the area’s potential and design the delineation program. Total is pursuing its intensive exploration program in the area, with plans to drill two wells in Blocks CI-515 and CI-516 by year-end.

Total E&P Côte d’Ivoire operates Block CI-514 with a 54% interest, alongside CNR International (36%) and PETROCI Holding (10%).

Total Exploration & Production in Ivory Coast

Total also has interests in three other ultra-deep offshore exploration licenses in Ivory Coast (CI-100, CI-515 and CI-516).

The Group is continuing to analyze the oil discovery made in Total-operated Block CI-100 in 2013, which confirmed the extension of an already proved active petroleum system in the prolific Tano Basin.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 98,800 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com